Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

March 5, 2014

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037
Balter Long/Short Equity Fund (S000043745)

Dear Mr. Newman:

Pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), the Trust hereby submits Post-Effective Amendment No. 565 to the Trust’s Registration Statement for the purpose of adding two new sub-advisors for the Balter Long/Short Equity Fund.  Pursuant to Rule 485(a)(1), the Trust anticipates that this filing will be effective 60 days after receipt of this filing.

Please note that the Prospectus and SAI relating to the Fund were recently reviewed last year by the SEC as Post-Effective Amendment No. 536, filed pursuant to Rule 485(a)(1) on October 17, 2013 (accession number 0000894189-13-005748).  No change in the investment objective, policies, techniques or other material aspects of the Fund’s operations is contemplated.  Therefore, pursuant to Release No. IC-13768, we would like to request that the amendment be afforded limited and expedited review.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (626) 914-7363.

Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards, Esq.
President and Secretary of Trust

Enclosures